FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, DC  20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For May 9, 2012

NORSAT INTERNATIONAL INC.

(Registrant's Name)

Suite 110 - 4020 Viking Way
Richmond, British Columbia
Canada V6V 2N2

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F

   X

Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No

    X

If 'Yes' is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b).

Not applicable

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Norsat International Inc.

(Registrant)

Date:   May 9, 2012

By: Signed "Arthur Chin"

Arthur Chin

Chief Financial Officer

Exhibit List

99.1  Condensed Interim Consolidated Financial Statements for the three months ended March 31, 2012 and 2011

99.2  Management’s Discussion & Analysis for the three months ended March 31, 2012 and 2011

99.3  Form 52-109F2 Cerfification of Interim Filings - Chief Executive Officer

99.4  Form 52-109F2 Cerfification of Interim Filings - Chief Financial Officer

99.5  News Release dated May 9, 2012